                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                             AMENDMENT NO. 1 TO
                                 SCHEDULE 13D

                 Under the Securities Exchange Act of 1934

                     INTERNATIONAL BANCSHARES CORPORATION
           --------------------------------------------------------
                                (Name of Issuer)


                          Common Stock, $1.00 Par Value
           --------------------------------------------------------
                          (Title of Class of Securities)


                                   459044 103
           --------------------------------------------------------
                                 (CUSIP Number)


                               CARY PLOTKIN KAVY
                           COX & SMITH INCORPORATED
                           112 E. PECAN, SUITE 1800
                           SAN ANTONIO, TEXAS  78205
                                 (210) 554-5500
           --------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)


                                 MAY 24, 2000
           --------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this form because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with this statement / /. (A fee is not required only if the reporting person (i) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1 and (ii) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7.)

                        (Continued on following page(s))

CUSIP No. 459044 103
          ----------


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

     Antonio R. Sanchez, Jr.
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member of a Group*
     (See Instructions) (a)  / /      (b)  /X/
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
     N/A
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
     United States
-------------------------------------------------------------------------------
                              (7) Sole Voting Power
Number of Shares                  3,012,375
                             --------------------------------------------------
Beneficially Owned by         (8) Shared Voting Powere
                                  1,643,415
Each Reporting Person        --------------------------------------------------
                              (9) Sole Dispositive Power
      With                        3,012,375
                             --------------------------------------------------
                             (10) Shared Dispositive Power
                                  1,643,415
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     4,655,790
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*
     (See Instructions)

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     21.81%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
     IN
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!


                               Page 2 of 6 Pages

This Amendment No. 1 to Schedule 13D statement (the "Amended Statement") relating to common stock, par value $1.00 per share (the "Common Stock"), of International Bancshares Corporation, a Texas corporation (the "Issuer"), is filed as an amendment to the original Schedule 13D of Antonio R. Sanchez, Jr. (the "Statement") and should be read in conjunction therewith. The Statement is amended only to the extent provided herein.

ITEM 1.  SECURITY AND ISSUER

         This Amended Statement relates to the Common Stock, par value $1.00 per share ("Common Stock"), of International Bancshares Corporation, a Texas corporation (the "Issuer"). The Common Stock is registered under Section 12(g) of the Securities Exchange Act of 1934.

         The address of the principal executive offices of the Issuer is 1200 San Bernardo Avenue, P.O. Drawer 1359, Laredo, Texas 78042-1359.

ITEM 2.  IDENTITY AND BACKGROUND

         This Amended Statement is being filed on behalf of Antonio R. Sanchez, Jr. ("Mr. Sanchez"). Mr. Sanchez is the beneficial owner of 4,655,790 shares of Common Stock of the Issuer, which shares represent 21.81% of the outstanding shares of Common Stock of the Issuer as of the date hereof.

         The address for Mr. Sanchez is P.O. Box 2986, Laredo, Texas
78044-2986.

         Mr. Sanchez is employed by Sanchez Oil & Gas Corporation whose address is P.O. Box 2986, Laredo, Texas 78044-2986.

         During the last five years, the Mr. Sanchez has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has he been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         Mr. Sanchez is a citizen of the United States.



                               Page 3 of 6 Pages

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         No material changes.

ITEM 4.  PURPOSE OF TRANSACTION

         During the course of the last several months, Mr. Sanchez and members of his family have effected various changes with respect to the control of several trusts for the benefit of various family members as well as a family limited partnership. As a result of such changes, Mr. Sanchez has been appointed as trustee of various trusts and as co-general partner of a family limited partnership. A description of the resulting beneficial ownership is set forth in Item 5 below. The shares beneficially owned by Mr. Sanchez are held for investment purposes.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         The current interest of Mr. Sanchez in the securities is described below.

                                                Common    Percentage
               Holder                         Stock Held   Ownership    Type of Ownership
               ------                         ----------  ----------    -----------------
     A.R.S., Jr. Separate Property               326,331      1.53      Sole
     A.R.S., Jr. Community Property            1,116,168      5.23      Sole
     1988 Trust No. 1                            213,363      1.00      Trustee
     1988 Trust No. 2                            213,363      1.00      Trustee
     1988 Trust No. 3                            213,363      1.00      Trustee
     1988 Trust No. 4                            213,363      1.00      Trustee
     G. Sanchez Non-Exempt Trust                 114,712       .54      Co-Trustee
     A.R. Sanchez, Jr. GRAT Remainder Trust      121,409       .57      Trustee (1)
     George M. Sanchez GRAT Remainder Trust      303,522      1.42      Co-Trustee (1)
     Kelsey V. Stewart GRAT Remainder Trust      151,762       .71      Co-Trustee (1)
     Richard A. Stewart GRAT Remainder Trust     151,762       .71      Co-Trustee (1)
     Alicia M. Sanchez 1999 GRAT                 595,015      2.79      Trustee (1)
     Santig, Ltd.                                803,633      3.76      Co-General Partner (2)
     Kelsey V. Stewart Exempt Trust               35,976       .17      Co-Trustee (1)
     Richard A. Stewart Exempt Trust              35,976       .17      Co-Trustee (1)
     Kelsey V. Stewart Non-Exempt Trust           21,376       .10      Co-Trustee (1)
     Richard A. Stewart Non-Exempt Trust          21,376       .10      Co-Trustee (1)
     Sanchez Family Foundation                     3,320       .02      Director

     Total                                     4,655,790     21.81

(1) Mr. Sanchez was appointed to the designated position effective as of May 24, 2000.
(1) Mr. Sanchez was appointed to the designated position effective as of June 1, 2000.


                               Page 4 of 6 Pages

         Mr. Sanchez has the sole power to vote or to direct the vote and to dispose or to direct the disposition of the shares held directly by him. As co-general partner of SANTIG, Ltd., Mr. Sanchez has shared power to vote or to direct and to dispose or to direct the disposition of the shares held by such partnership. However, the co-general partner of the partnership, Alicia M. Sanchez, has designated Mr. Sanchez as Managing General Partner, giving him the sole power to vote or to direct the vote and to dispose or to direct the disposition of such shares for so long as he maintains such position. However, Mrs. Sanchez may remove Mr. Sanchez as Managing General Partner at any time. As a result of such ability to remove Mr. Sanchez, Mr. Sanchez is designated as having shared voting and disposition power with respect to the shares held by the partnership. Alicia M. Sanchez is the mother of Mr. Sanchez. Mr. Sanchez has shared power to vote or to direct the vote and to dispose or to direct the disposition of the shares held by the Sanchez Family Foundation and each of the trusts for which he is co-trustee, and he has sole power to vote or to direct the vote and to dispose or to direct the disposition of the shares held by each of the trusts for which he is the sole trustee.

         Except as described above with respect to shares held by any trust, partnership or foundation, with respect to which various other parties have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock held by such entity, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock of the Issuer beneficially owned by Mr. Sanchez.

         The filing of this Statement shall not be construed as an admission that Mr. Sanchez is the beneficial owner of any securities covered by this Statement.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Not Material Changes.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         None.


                               Page 5 of 6 Pages

                                  SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 26, 2001


                                       /s/  ANTONIO R. SANCHEZ, JR
                                       ----------------------------------------
                                       ANTONIO R. SANCHEZ, JR



                                 ATTENTION:

         INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)



                               Page 6 of 6 Pages